SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 08/16 - 10/17/2008

Copel’s captive market grows 6.4% till September 2008

     The following analyses relating to the consumption segments, free consumers and supply to other distributors refer to the year’s figures till September 2008 compared to those in the same period in 2007.

     Captive consumption billed by COPEL Distribuição totaled 14,645 GWh, 6.4% up year-on-year, while total billed consumption (including free customers supplied by COPEL Geração e Transmissão and supplies to other distributors in Paraná State by Copel Distribuição) was 15,915 GWh, up by 4.8% . This increase was chiefly due to the continuity of the conjunction of the following factors:

(i) the healthy performance of the agricultural sector and high commodity prices, which pushed up farmers’ earnings;
(ii) growth in the domestic market, mainly driven by the increase in disposable income, in turn fueled by expanded credit, social programs and successive increases in the minimum wage;
(iii) higher exports of certain items, especially agricultural produce; and
(iv) the creation of 154,896 new registered jobs in the first nine months of 2008, 7.95% more than in the same period in 2007, which was the best performance among the states in Brazil’s south region and the third best in the country.

Captive Market

     The analysis of Copel Distribuição’s captive market shows that residential consumption totaled 4,009 GWh, growing by 4.7% and accounting for 27.5% of this market. Average consumption per residential consumer stood at 161.7 kWh/month, up by 1.9% year-on-year. In September 2008, a total of 2,754,584 residential customers were supplied.

     Industrial consumption totaled 5,077 GWh, equivalent to 34.7% of the captive market and 9.0% higher than in the same period last year. This was a significant performance and the best among Copel’s consumption categories, and was mostly driven by the auto, machinery and equipment, publishing, printing, and pulp and paper industries. In September 2008, a total of 61,903 captive consumers were billed, 7.0% more than in September 2007.

     Commercial consumption stood at 2,937 GWh, up by 6.2% and accounting for 20.1% of COPEL’s captive market. In September 2008, 292,791 customers were billed.

     The rural segment consumed 1,202 GWh, representing 8.2% of COPEL’s captive market, and growth of 6.2% . In September 2008, a total of 336,311 customers were billed.

     Other consumption segments (government, public lighting, public services and own consumption) totaled 1,421 GWh, 2.6% up year-on-year and equivalent to 9.7% of the captive market.

Free Market

     Billed consumption by free consumers supplied by Copel Geração e Transmissão declined by 15.1% due to the termination of certain contracts.

The table below details the figures discussed above.

Captive Markets Segment	Jan/Sep 2008	Jan/Sep 2007	Var. %
Residential	4,008.6	3,827.1	4.7
Industrial	5,077.3	4,660.1	9.0
Commercial	2,936.9	2,764.9	6.2
Rural	1,201.7	1,131.5	6.2
Other	1,420.8	1,385.0	2.6
Total Captive Market	14,645.3	13,768.6	6.4
Free Customers - Copel Geração e Transmissão	896.7	1,056.5	-15.1
Total Retail	15,542.0	14,825.1	4.8
Supply to Distributors in State of Paraná	373.1	353.9	5.4
Total	15,915.1	15,179.0	4.8

Copel Distribuição – Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, supply to other distributors in Paraná and all free consumers in the Company’s concession area, increased 6.6% year-on-year up to September 2008.

	Jan/Sep 2008	Jan/Sep 2007	Var. %
Copel's Captive Market	14,645.3	13,768.6	6.4
Supply to Distributors in State of Paraná	373.1	353.9	5.4
Free Customers in the Concession Area	2,554.5	2,363.1	8.1
Grid Market (Tusd)	17,572.9	16,485.6	6.6

Curitiba, October 17, 2008.

Sincerely,
Paulo Roberto Trompczynski
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (55)(41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2008

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.